Brenner & Associates, PLLC

147 Woodbine Road

Roslyn Heights, New York 11577

Telephone: (917) 282-4272

nbrenneresq@dgmail.com

May 9, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re: Cool Technologies, Inc.

Registration Statement on Form S-1

Filed on February 13, 2017

File Number 333-216023

Dear Mr. Spirgel:

On behalf of Cool Technologies, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated March 6, 2017, with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on February 13, 2017.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Bellridge Transaction, page 7

1. In each instance where you disclose that the Equity Purchase Agreement with Bellridge Capital, LP provides that Bellridge is committed to purchase up to $5 million of your common stock, please include a discussion of the likelihood that the company will ever receive the full amount of proceeds available under the agreement. Disclose the total number of shares you would have to issue at the current stock price and trading volume in order to have access to the full amount under the Equity Purchase Agreement and compare that number to the number of shares you have registered and thus would be able to issue and the resulting net proceeds you could receive. In disclosing the net proceeds you could receive, quantify any fees and commissions that you have paid or will pay.

Response: The disclosure has been revised to discuss the likelihood of the Company receiving the full amount of proceeds and the number of shares that would be issued at the current price compared to the number of shares being registered and that no fees or commissions are payable.

2. Please disclose that the purchase price of the shares under the Equity Purchase Agreement with Bellridge is the average of the lowest trade price of your common stock during the ten trading days immediately prior to each draw down notice plus a 20% discount.

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Response: The Amendment has been revised to disclose that the purchase price of the shares under the Equity Purchase Agreement with Bellridge is the average of the lowest trade price of the Company’s common stock during the ten trading days immediately prior to each draw down notice plus a 20% discount.

3. Please clarify that, although Bellridge may not purchase shares pursuant to each advance amounting to more than 4.99% beneficial ownership of the company’s then-outstanding shares, this restriction does not prevent Bellridge from selling some of its holdings and then receiving additional shares. In this way, Bellridge could sell more than the 4.99% limit while never holding more than the limit.

Response: The disclosure has been revised to clarify that the 4.99% limitation does not prevent Bellridge from selling shares and receiving additional shares.

Risk Factors, page 8

The Company must obtain approval from FINRA to effectuate a 1:15 reverse stock split by February 15, 2017, page 16

4. On pages 16 and 24, you state that you were required to obtain FINRA approval to effectuate a 1:15 stock split by February 15, 2017 or you would be in breach of the terms of its Equity and Note Purchase Agreements with Bellridge. Please update your disclosure to state whether you have received FINRA approval and whether you are in breach of the Equity and Note Purchase Agreements with Bellridge. Also update your disclosure on pages 6 and 42 to discuss your recent shareholder consent to increase your authorized stock from 140 million to 350 million and whether you still intend to effect the reverse stock split.

Response: The disclosure has been revised to indicate that the Company believes that its increase in authorized shares to 350,000,000 shares eliminates the need to effectuate a reverse stock split and that Bellridge has agreed to such increase in lieu of the contemplated reverse stock split.

Note Purchase Agreement and Notes, page 23

5. We note that under the note purchase agreement with Bellridge the conversion rate for the notes is linked to the market price of the common stock. In our view, where an equity line investor holds additional securities that are convertible or exercisable into the company's common stock, such securities must be convertible or exercisable at a fixed price that is not nominal. Otherwise we would view the convertible securities as being offered and sold as part of a single transaction, and as a consequence, the transaction would fall outside the allowable conditions for “indirect primary offerings” of equity line transactions. In this regard, since the promissory note is inseparable from the equity line transaction, Bellridge would have the ability to determine the timing and pricing of common stock issuable on exercise or conversion that would be considered part of the equity line transaction. Therefore, we would not view the company as having a completed private placement with respect to the equity line agreement. Since you are not eligible to conduct a primary, at-the-market offering, you cannot register the shares to be issued to Bellridge prior to their issuance. Therefore, please withdraw your registration statement for this offering. Instead, you may register the resale of the shares issued under the equity purchase agreement after each put.

Response: As per our telephone discussions with Courtney Lindsey, most recently on May 2, 2017, we were informed that since the Bellridge note was converted in full on May 3, 2017, the above comment is no longer applicable. In connection with the note conversion, Bellridge was issued an aggregate of 1,411,426 shares of the Company’s common stock. This disclosure has been revised to disclose that the note has been converted.

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6. Please include in your disclosure a representation that (i) you have the ability to repay the Bellridge promissory notes referenced in your filing without recourse to the monies received or to be received under the equity purchase agreement and (ii) the amount of indebtedness will not be reduced or relieved by the issuance of shares under the equity purchase agreement.

Response: As per response #5 above, Bellridge has fully converted both of its promissory notes issued pursuant to the December 6, 2016 note purchase agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

7. We note that you indicate at page 41 that you have not yet generated any revenue, but hope to generate positive cash flow by the end of 2017. We also note that you have provided a recent developments section. This recent developments section, however, is mostly an overview of your recent financing activities. Consider expanding your overview section in your MD&A for the year ended December 31, 2016 to discuss your progress in securing customers and/or generating and executing a marketing strategy.

Response: The MD&A disclosure has been expanded to discuss the Company’s efforts to secure customers and market its technology.

Financial Statements

8. Please update your financial statements to include your results for the fiscal year ended December 31, 2016. Revise your registration statement where appropriate to discuss these results. Refer to Section 8.08(b) of Regulation S-X.

Response: The Amendment has been revised to include the Company’s financial statements and notes thereto for its fiscal year ended December 31, 2016 and to provide other relevant disclosure related to such financial statements.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Sincerely, Brenner & Associates, PLLC

By:	/s/ Nancy Brenner
Nancy Brenner, Esq.

cc: Timothy Hassett

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